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SECURITITES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

FORM 11-K

(Mark One)

     [x]          Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934

For the fiscal year ended December 31, 2006

OR

     [  ]          Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___  to ___

Commission File Number      1-13578

              A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

              B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOWNEY FINANCIAL CORP.
3501 Jamboree Road
Newport Beach, CA 92660

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

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Report of Independent Registered Public Accounting Firm

The Administrative Committee
Downey Savings and Loan Association, F.A.
          Employees’ Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 21, 2007

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,

	2006	2005

Assets
Investments, at fair value:
Money market funds	$9,775,970	$9,162,293
Mutual funds	58,706,033	47,460,329
Downey Financial Corp. common stock	9,408,981	9,813,349
Participant loans	2,067,928	1,930,703

Total investments, at fair value	79,958,912	68,366,674
Receivables – other	35,885	2,109
Cash	-	13,953

Total assets	79,994,797	68,382,736

Liabilities
Excess contributions payable	205,946	244,495
Due to broker for securities purchased	31,383	55,087

Total liabilities	237,329	299,582

Net assets available for benefits	$79,757,468	$68,083,154

See accompanying notes to financial statements.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2006	2005

Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments	$4,106,696	$1,322,658
Interest and dividends	3,694,788	3,362,004

Total investment income	7,801,484	4,684,662
Investment expenses	(16,371)	(15,561)

Total investment income, net	7,785,113	4,669,101

Contributions:
Employer	2,275,927	2,087,200
Participant	8,405,304	7,460,431

Total contributions	10,681,231	9,547,631

Total additions	18,466,344	14,216,732

Deductions from net assets attributed to
Benefits paid to participants	6,725,052	5,006,538
Administrative expense	66,978	69,992

Total deductions	6,792,030	5,076,530

Net increase	11,674,314	9,140,202
Net assets available for benefits
Beginning of year	68,083,154	58,942,952

End of year	$79,757,468	$68,083,154

See accompanying notes to financial statements.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(1)          Description of the Plan

          (a)          General

The Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan (the Plan) was established as a profit-sharing plan on January 1, 1978 and was originally called the Employees’ Profit-Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997 and July 1, 2002 and continues to qualify as a qualified cash or deferred arrangement under the Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates, and subsidiaries (Downey or the Plan Administrator). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          (b)          Administration of the Plan

The Plan is administered by Downey. Downey Savings and Loan Association, F.A. Administrative Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Fidelity Management Trust Company as trustee and are administered under a trust agreement that requires the trustee hold, administer, and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator, the Committee, or its designees.

          (c)          Contributions

All employees of Downey are eligible to participate in the Plan after completing three full months of service, provided they are at least 18 years of age and are not (1) covered by a collective bargaining agreement, (2) a leased employee, (3) a nonresident alien who does not receive any earned income, or (4) an employee within the meaning of Internal Revenue Code Section 401 (c) (3). Participants may contribute up to 60% of their eligible compensation, not to exceed the IRS limit in a calendar year ($15,000 in 2006). In addition, participants who reach age 50 or older by December 31 of the Plan year may contribute an additional amount of their eligible compensation as a catch-up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act. The limit for 2006 is $5,000. Downey makes a matching contribution to participants that meet the previously mentioned eligibility requirements and that complete one year of service. Downey makes matching con tributions equal to 50% of the participants’ pre-tax contributions subject to a maximum of 6% per pay period of eligible compensation. Participants may rollover into the Plan amounts representing distributions from other qualified plans.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2006 and 2005

          (d)          Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Downey’s matching contributions, and the Plan’s earnings and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

          (e)          Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey’s matching contributions plus actual earnings thereon is based on years of service. A participant vests at the rate of 20% after one year of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, participants hired prior to July 1, 2002 become 100% vested if the sum of the participant’s age and years of service equals at least 60.

          (f)          Forfeited Accounts

At years ended December 31, 2006 and 2005, forfeited accounts totaled $2,825 and $11,493, respectively. These accounts are first used to pay Plan expenses and then to reduce future employer contributions. For Plan years 2006 and 2005, forfeitures of $31,676 and $47,241, respectively, were used to pay Plan expenses, and $91,728 and $70,476, respectively, were used to reduce employer contributions.

          (g)          Participant Loans

Participants may borrow from their fund accounts for general purposes, as defined within the Plan. Participant loans are limited to the lesser of 1) 50% of the participant’s current vested fund balance, or 2) $50,000 reduced by the highest outstanding loan balance during the previous 12 months. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to prime plus 2% at the time the loan is originated, which ranged from 6.00% to 11.50% at December 31, 2006 and 2005. Participants pay $75 to establish a loan and then pay $6.25 on a quarterly basis for maintenance. Principal and interest is paid ratably through payroll deductions.

          (h)          Payments of Benefits

Upon termination of service, a participant may elect to remain in the Plan, or to receive either a single lump-sum payment in cash or Downey stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

          (i)          Administrative Expense

All administrative costs of the Plan, excluding fees for participant loans, are paid by Downey for active participants. Beginning December 1, 2005, participants no longer employed by Downey are charged an annual maintenance fee, payable quarterly as a reduction from the participant’s account balance.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2006 and 2005

(2)          Significant Accounting Policies

          (a)          Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

          (b)          Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on published market quotations. Purchases and sales of investments are recorded on a specific identification and trade-date basis. Net appreciation or depreciation of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans are included in the statements of net assets available for benefits at their outstanding balance, which approximates fair value of the loans.

          (c)          Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          (d)          Payment of Benefits

Benefits are recorded when paid.

(3)          Investments

In accordance with the terms of the Plan’s investment policies, guidelines, and objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions among options as they deem appropriate.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2006 and 2005

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31,

Investment	2006	2005

Equity securities:
Downey Financial Corp. Stock Fund	$9,408,981	$9,813,349
Mutual funds:
Fidelity Retirement Money Market Fund	9,775,970	9,162,293
Fidelity Freedom 2020 Fund	4,066,637	-
Fidelity Growth & Income Fund (a)	-	10,174,172
Fidelity Low-Priced Stock Fund	10,854,756	9,257,372
Fidelity Puritan Fund	6,347,574	5,361,893
Fidelity Spartan U.S. Equity Index Fund	4,649,523	4,152,655
All other mutual funds less than 5%	32,787,543	18,514,237
Participant loans	2,067,928	1,930,703

Total investments, at fair value	$79,958,912	$68,366,674

(a) Fund was eliminated effective August 31, 2006. Any remaining balances in the fund were automatically transferred into the Fidelity Freedom funds.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $4,106,696 and $1,322,658, respectively, as follows:

	Year Ended December 31,

	2006	2005

Mutual funds	$3,425,200	$(434,393)
Downey Financial Corp. Stock Fund	681,496	1,757,051

Net appreciation in fair value of investments	$4,106,696	$1,322,658

(4)          Plan Termination

Although it has not expressed any intent to do so, Downey has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2006 and 2005

(5)          Tax Status

The Internal Revenue Service has determined and informed Downey by a letter dated August 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)          Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Research, which is affiliated with Fidelity Management Trust Company, which is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees for the trust management services are paid by Downey.

(7)          Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan allows participants to invest in the common stock of the Plan Sponsor, Downey. The Plan’s investment in the common stock of the Plan Sponsor was 11.8% and 14.4% of Plan assets as of December 31, 2006 and 2005, respectively.

(8)          Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and total contributions per the financial statements to Form 5500 for the Plan year separately identified:

	Year Ended December 31,

	2006	2005

Net assets available for benefits per the financial statements	$79,757,468	$68,083,154
Add excess contributions	205,946	244,495

Net assets per Form 5500	$79,963,414	$68,327,649

Total contributions per financial statements	$10,681,231	$9,547,631
Add excess contributions	205,946	244,495
Less prior year excess contributions	(244,495)	(188,855)

Total contributions per Form 5500	$10,642,682	$9,603,271

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006

		Description of investment
		including maturity date, rate
Identity of issue, borrower,		of interest, collateral, par, or
lessor, or similar party		maturity value	Current value

*	Downey Financial Corp. Stock Fund	129,636 shares common stock	$9,408,981
*	Fidelity Retirement Money Market Fund	Money market fund	9,775,970
	PIMCO Low Duration Institutional Fund	315,275 shares mutual fund	3,124,379
	PIMCO Total Return Admin Fund	45,156 shares mutual fund	468,720
	Rainier Small/Mid Cap Stock Fund	90,382 shares mutual fund	3,314,319
	American Beacon Large Cap Value Fund	29,028 shares mutual fund	661,252
	Neuberger Berman International Index Fund	18,562 shares mutual fund	498,949
	Neuberger Berman Partners Fund	10,028 shares mutual fund	311,366
*	Fidelity Low-Priced Stock Fund	249,305 shares mutual fund	10,854,756
*	Fidelity Puritan Fund	317,856 shares mutual fund	6,347,574
*	Fidelity Spartan U.S. Equity Index Fund	92,657 shares mutual fund	4,649,523
*	Fidelity Value Fund	37,169 shares mutual fund	2,995,864
*	Fidelity Freedom Income Fund	162,044 shares mutual fund	1,869,993
*	Fidelity Spartan International Index Fund	16,517 shares mutual fund	729,081
*	Fidelity International Discovery Fund	53,149 shares mutual fund	2,015,405
*	Fidelity Small Cap Stock Fund	29,336 shares mutual fund	557,686
*	Fidelity Capital Appreciation Fund	26,271 shares mutual fund	712,206
*	Fidelity Freedom 2000 Fund	15,191 shares mutual fund	189,277
*	Fidelity Freedom 2005 Fund	32,622 shares mutual fund	378,744
*	Fidelity Freedom 2010 Fund	145,608 shares mutual fund	2,128,785
*	Fidelity Freedom 2015 Fund	186,665 shares mutual fund	2,277,310
*	Fidelity Freedom 2020 Fund	261,857 shares mutual fund	4,066,637
*	Fidelity Freedom 2025 Fund	300,260 shares mutual fund	3,834,319
*	Fidelity Freedom 2030 Fund	213,105 shares mutual fund	3,416,071
*	Fidelity Freedom 2035 Fund	120,752 shares mutual fund	1,592,720
*	Fidelity Freedom 2040 Fund	180,496 shares mutual fund	1,711,097
*	Participants loans	Participant loans (interest rates
		from 6.00% to 11.50%)	2,067,928

	Total investments, at fair value		$79,958,912

* Denotes a party-in-interest.

See accompanying report of Independent Registered Public Accounting Firm.

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REQUIRED INFORMATION

I.          Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors’ report thereon.

II.          Exhibits:

99.C1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A. EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Date: June 22, 2007	By /s/ Brian E. Côté Brian E. Côté Member, Administrative Committee

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NAVIGATION   LINKS

  FORM 11-K Cover Page
  Employees’ Retirement and Savings Plan Report
  Required Information
  Signatures